Exhibit 21.1

Subsidiaries of BigCommerce Holdings, Inc.

Entity Name	Jurisdiction of Incorporation
BigCommerce UK Ltd	England and Wales
BigCommerce Software Ireland Ltd	Republic of Ireland
BigCommerce, Inc.	Texas
BigCommerce Singapore PTE LTD	Singapore
BigCommerce Pty LTD	New South Wales (Australia)